Exhibit 99.1

Enlight Announces Financial Close of the Atrisco Energy Storage Project

The financing package for the energy storage portion of the project includes over $400 million of loans and tax equity arranged by HSBC and U.S. Bank

Atrisco is one of Enlight’s flagship projects in the U.S., combining 364 MW of solar generation capacity with 1.2 GWh of battery storage capacity, and is expected to reach full COD later this year

The financial close for the Energy Storage Project completes the financing and tax equity arrangements of the entire Atrisco complex

Tel Aviv, Israel, July 29, 2024 – Enlight Renewable Energy Ltd. (“Enlight”, “the Company”, NASDAQ: ENLT, TASE: ENLT.TA), a leading global renewable energy platform, today announced that the Company has closed the financing (the “financial close”) for the Energy Storage portion of its flagship Atrisco Solar and Energy Storage project, located outside Albuquerque, New Mexico, USA (the “Financing”). The Company reached financial close on the Atrisco Solar project in December 2023, and the financing of the Energy Storage portion completes financing and tax equity arrangements for the entire Atrisco project.

The Atrisco complex combines 364 MW of solar generation capacity with 1.2 GWh of battery storage, cost $827 million to build, and will be financed by $290 million of term debt and $420 million of tax equity (a combined 86% of total cost), with Enlight’s long-term equity investment amounting to $117 million (14% of total cost). The project, which is the largest project undertaken by the Company to date, is now in the commissioning phase leading up to partial COD, and is expected to reach full COD later this year.

As part of the financial close, Enlight through its subsidiary, Clenera Holdings LLC, has entered into a loan agreement with a consortium of eight leading global banks led by HSBC, totaling $401 million to finance the construction of Atrisco Energy Storage. The loan will convert into a $185 million term loan from the same group of lenders and tax equity financing of $222 million provided by U.S. Bancorp Impact Finance upon the project’s COD. The term loan is structured with a 20-year underlying amortization profile with a 5-year mini perm, and is subject to an all-in interest rate (fixed base + margin) of 5.6% to 5.9%. The competitive financing terms reflect the high quality of the Atrisco project.

The Atrisco Solar project was financed by a consortium of leading global banks led by HSBC, and tax equity was provided by Bank of America. The Atrisco project’s tax equity financing qualified for the Energy Community IRA adder due to a brownfield addition to the project.

In connection with the financing of the Atrisco Energy Storage project, Enlight expects to recycle $234 million of equity back to its balance sheet, which will be used to fund future growth. Additional financial information regarding the Atrisco co-located solar and energy storage complex appears in the following table:

(as expected at COD)	Total project cost	Term debt	Upfront tax equity	Sponsor equity
Atrisco Storage	$458 million	$185 million	$ 222 million	$52 million
Atrisco Solar	$369 million	$105 million	`$198 million[1]	$65 million
Total	$827 million	$290 million	$420 million	$117 million

	Total project cost net of tax equity	Expected revenues in first full year	Expected EBITDA[2] in first full year
Atrisco Storage	$236 million	$32-34 million	$27-29 million
Atrisco Solar	$171 million	$19-21 million	$14-16 million
Total	$407 million	$51-55 million	$41-45 million

1 The tax equity partner, Bank of America, monetizes 90% of the PTCs, while the company is entitled to monetize the remaining 10%. The upfront tax equity payment to be received by the Company upon project COD reflects approximately 75% of Bank of America’s share of the PTCs. The remaining 25% will be paid annually to the Company by Bank of America, based on actual production, over the initial 10 years of the project’s operation.
2 EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the projects and excludes all ITC and PTC proceeds. The tax equity partner’s share in the distributions is 19% for the energy storage project and 17.5% for the solar project, applicable for the first five and ten years of operation, respectively.

Atrisco is located on a desert plateau with extremely high solar irradiation and is sized at approximately 1,700 acres. The project construction was led by RES, one of the leading EPC contractors in the U.S., and the battery energy storage system provided by Tesla. Atrisco is expected to provide clean electricity equivalent to the average annual consumption of approximately 110,000 New Mexico households through a 20-year busbar PPA agreement with Public Service Company of New Mexico covering both electricity production and energy storage.

After the completion of our APEX project in Montana, earlier this year, Atrisco is the second of several major solar and energy storage projects the Company will begin building in the U.S. in the coming months, including Country Acres (392 MW and 688 MWh); Roadrunner (290 MW and 940 MWh(; and Quail Ranch (128 MW and 400 MWh), a brownfield extension of Atrisco. These, along with additional projects planned to be built in the years to come, are driving Enlight’s massive expansion into the U.S. renewable energy market. This is best illustrated by the share of U.S. generation capacity within Enlight’s total installed base, which is expected to rise from 5% at the end of 2023 to 59% by the end of 2026.

Gilad Yavetz, CEO of Enlight, commented: “The Atrisco complex is Enlight’s flagship project in the United States, and today’s financial close is another important step in the completion of this project. We look forward to the phased COD of Atrisco, expected to begin during this quarter, in which years of effort will finally come to fruition. Enlight is embarking on an ambitious and rapid growth plan in the U.S., which is set to become a major market for us in the coming years, complementing the large and growing capacity footprint we have built up in MENA and Europe. Atrisco represents another step of this major expansion.”

“HSBC is proud to support Enlight’s continued development of the Atrisco project through the addition of the Energy Storage System to the existing Solar Project. The cross-border, multinational collaboration is a testament to our mutual ambition to transition to a net-zero future,” said Paul Snow, Head of Renewables, Americas, HSBC Infrastructure Finance

“We are pleased to collaborate with Clenera as part of our continued commitment to facilitate the transition to a greener economy,” said U.S. Bancorp Impact Finance Senior Vice President and Business Development Officer Colin Witherspoon. “With this deal, we expanded our environmental finance platform by seamlessly providing project finance and tax equity.”

About Enlight Renewable Energy

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its US IPO (NASDAQ: ENLT) in 2023. Learn more at enlightenergy.co.il.

Investor Contact

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, the PPA and the related interconnection agreement and lease option, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.